                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      TransAmerican Waste Industries, Inc.
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                              (Name of the Issuer)


                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   89351V109
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                                 (CUSIP Number)

                              Robert K. Moses, Jr.
                                 P.O. Box 27888
                              Houston, Texas 77227
                                 (713) 621-6191
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 31, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].





                               Page 1 of 7 Pages
                            Exhibit Index on Page 7

CUSIP No. 89351V109                    13D                     Page 2 of 7 Pages

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert K. Moses, Jr.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                     PF

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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America

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  NUMBER             7      SOLE VOTING POWER
    OF
  SHARES                           4,965,000
BENEFICIALLY         -----------------------------------------------------------
   OWNED             8      SHARED VOTING POWER
    BY                             0
   EACH              -----------------------------------------------------------
 REPORTING
  PERSON             9      SOLE DISPOSITIVE POWER
   WITH
                                   4,965,000
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                   0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,965,000
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.2%
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14     TYPE OF REPORTING PERSON
       IN
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
CUSIP No. 89351V109                    13D                     Page 3 of 7 Pages


ITEM 1. SECURITY AND ISSUER.

       This statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of TransAmerican Waste Industries, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 314 N. Post Oak Lane, Houston, Texas 77024.

ITEM 2. IDENTITY AND BACKGROUND.

       This statement is filed by Robert K. Moses, Jr., who is a natural person and a citizen of the United States of America. The principal occupation of Mr. Moses is serving as a business consultant; his business address is P.O. Box 27888, Houston, Texas 77227.

       During the past five years, Mr. Moses has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Moses is not currently, and during the last five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Mr. Moses purchased his shares of Common Stock with personal funds in the amount of $1,225,625.01.

ITEM 4. PURPOSE OF TRANSACTION.

       Of the 1,965,000 shares of Common Stock currently owned by Mr. Moses, 90,000 were acquired in the open market through brokerage transactions, and 1,875,000 were acquired through a private placement of the Issuer on January 31, 1997. Mr. Moses purchased his shares of Common Stock for investment purposes. Mr. Moses intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer.

       In consideration of a Guaranty Agreement entered into by Mr. Moses on January 27, 1997, guaranteeing loans in the aggregate principal amount of $8,500,000 from Southwest Bank of Texas, N.A. to TransAmerican Waste of Houston, Inc. ("TWH"), Mr. Moses was granted the right to nominate three directors to the Board of Directors of the Issuer and was granted Warrants covering 3,000,000 shares of Common Stock of the Issuer. TWH is a subsidiary of the Issuer. Of the 3,000,000 Warrants for shares of Common Stock of the Issuer, 2,000,000 have a strike price of $1.00 per share, and 1,000,000 have a strike price of $1.25 per share. All 3,000,000 Warrants are exercisable on or before January 31, 2002.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 1996, as filed with the Securities and Exchange Commission, 30,473,041 shares of the Issuer's Common Stock were considered issued and outstanding as of September 30, 1996. According to a private placement memorandum of the Issuer, dated January 23, 1997 (the "Memorandum"), after the offering of 10,000,000 shares of Common Stock pursuant to the Memorandum, there were 41,527,375 shares of Common Stock issued and outstanding.

       Mr. Moses is deemed to be the beneficial owner of 4,965,000 shares of Common Stock; this number includes 3,000,000 Warrants for shares of Common Stock exercisable on or before January 31, 2002. The shares of Common Stock beneficially owned by Mr. Moses constitute approximately 11.2% of the total issued and outstanding shares of Common Stock at January 23, 1997, taking into account the shares issued pursuant to the aforementioned Memorandum and the shares acquirable upon exercise of the 3,000,000 Warrants.

       Mr. Moses has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock he is deemed to beneficially own. Mr. Moses is the only person who has the right to receive

CUSIP No. 89351V109                    13D                     Page 4 of 7 Pages


or the power to direct the receipt of dividends from his shares of Common Stock or the right to receive or the power to direct the proceeds from the sale of his shares of Common Stock.

       Ninety thousand of the shares of Common Stock owned by Mr. Moses were purchased in the open market through brokerage transactions on the dates, in the amounts and at the prices set forth below:

       DATE OF PURCHASE     NUMBER OF SHARES PURCHASED        PRICE PER SHARE
       ----------------     --------------------------        ---------------
           12/03/96                   10,000                      $1  5/32

           12/03/96                   40,000                      $1  3/16

           12/18/96                    5,000                      $1  3/16

           12/18/96                    5,000                      $1  1/8

           12/20/96                   10,000                      $1  1/16

           12/26/96                    4,000                      $1  1/32

           12/26/96                    5,000                      $1  1/32

           12/26/96                    1,000                      $1  1/32

           12/31/96                   10,000                      $29/32

On January 31, 1997, Mr. Moses purchased an additional 1,875,000 shares of Common Stock for $.60 per share in a private placement by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Mr. Moses entered into an agreement as of January 31, 1997 with the Issuer, TWH and Thomas J. Fatjo, Jr. (the "Agreement"). Pursuant to the Agreement, in consideration of the Guaranty Agreement entered into by Mr. Moses on January 27, 1997, guaranteeing certain loans to TWH, the Issuer granted Mr. Moses 3,000,000 Warrants covering shares of Common Stock of the Issuer and agreed that Mr. Moses will have the right to nominate three directors to the Board of Directors of the Issuer, as long as Mr. Moses is a guarantor of certain indebtedness, and to nominate two directors if he ceases to be such a guarantor but owns common stock, warrants or other securities of the Issuer that constitute on a fully diluted basis in excess of 5% of the outstanding securities of the Issuer. The Agreement is incorporated herein by reference to
Exhibit 1. Mr. Moses currently intends to nominate himself and two other individuals to serve as directors. Pursuant to the aforementioned Guaranty Agreement, Mr. Moses guaranteed loans in the aggregate principal amount of $8,500,000 from Southwest Bank of Texas, N.A. to TWH.

       Two million of the 3,000,000 Warrants for shares of Common Stock granted to Mr. Moses pursuant to the Agreement have a strike price of $1.00 per share and are exercisable on or before January 31, 2002. The Warrant representing these 2,000,000 shares of Common Stock is incorporated herein by reference to
Exhibit 2. The remaining 1,000,000 Warrants granted to Mr. Moses pursuant to the Agreement have a strike price of $1.25 per share and are exercisable on or before January 31, 2002. The Warrant representing these 1,000,000 shares of Common Stock is incorporated herein by reference to Exhibit 3.

       Mr. Moses entered into a Registration Rights Agreement dated January 31, 1997 with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement provides that within four months of January 31, 1997, the
Issuer shall file a registration statement covering the resale of the shares of Common Stock acquirable upon exercise of the Warrants and shall designate such registration to be a "shelf" registration pursuant to Rule 415 under the Securities Act
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CUSIP No. 89351V109                    13D                     Page 5 of 7 Pages


of 1933. The Registration Rights Agreement also grants Mr. Moses piggy-back registration rights, subject to certain terms and conditions. The Registration Rights Agreement is incorporated herein by reference to Exhibit 4.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

       1. Agreement made as of January 31, 1997 by and among TransAmerican Waste Industries, Inc., TransAmerican Waste of Houston, Inc., Thomas J. Fatjo, Jr. and Robert K. Moses, Jr.

       2. Warrant to Purchase Common Stock of TransAmerican Waste Industries, Inc. expiring on January 31, 2002

       3. Warrant to Purchase Common Stock of TransAmerican Waste Industries, Inc. expiring on January 31, 2002

       4.     Registration Rights Agreement, dated January 31, 1997, entered into by and between TransAmerican Waste Industries, Inc. and Robert K. Moses,
Jr.
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CUSIP No. 89351V109                    13D                     Page 6 of 7 Pages


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






       February 10, 1997                     By:   /s/ Robert K. Moses
-------------------------------                 --------------------------
       Date                                     Name: Robert K. Moses, Jr.





       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                             CRIMINAL VIOLATIONS

                            (SEE 18 U.S.C. 1001)
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CUSIP No. 89351V109                    13D                     Page 7 of 7 Pages


                                 EXHIBIT INDEX


Exhibit
-------

 1. Agreement made as of January 31, 1997 by and among TransAmerican Waste Industries, Inc., TransAmerican Waste of Houston, Inc., Thomas J. Fatjo, Jr. and Robert K. Moses, Jr.

 2. Warrant to Purchase Common Stock of TransAmerican Waste Industries, Inc. expiring on January 31, 2002

 3. Warrant to Purchase Common Stock of TransAmerican Waste Industries, Inc. expiring on January 31, 2002

 4. Registration Rights Agreement, dated January 31, 1997, entered into by and between TransAmerican Waste Industries, Inc. and Robert K. Moses, Jr.